Filed pursuant to Rule 433

Registration Statement File No. 333-201598 and 333-201598-01

Supplementing the Preliminary Prospectus Supplement dated February 6, 2015

(To Prospectus dated January 20, 2014)

Term Sheet

Third Point Re (USA) Holdings Inc.

7.00% Senior Notes due 2025

Fully and Unconditionally Guaranteed by

Third Point Reinsurance Ltd.

Term Sheet

Dated: February 10, 2015

Issuer:	Third Point Re (USA) Holdings Inc. (the “Issuer”)

Guarantor:	Third Point Reinsurance Ltd. (the “Guarantor”)

Security Type:	Senior Notes due 2025 (the “Notes”)

Anticipated Ratings*:	bbb- (stable outlook) (A.M. Best)

Trade Date:	February 10, 2015

Settlement Date:	February 13, 2015 (T+3)

Maturity Date:	February 13, 2025

Interest Payment Dates:	February 13 and August 13, beginning August 13, 2015

Interest Record Dates:	February 1 and August 1

Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Joint Bookrunners:

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

Deutsche Bank AG, London Branch, an affiliate of Deutsche Bank Securities Inc. will purchase $20,000,000 principal amount of Notes in the offering at the Issue Price to Investors.

Global Settlement:	Through The Depository Trust Company, including Euroclear or Clearstream Luxembourg as participants

Principal Amount:	$115,000,500

Issue Price to Investors:	100.00%

Net Proceeds to Issuer:	$114,252,500

Benchmark Treasury:	2.25% UST due November 15, 2024

Benchmark Treasury Yield:	1.991%

Reoffer Spread to Treasury:	+5.009%

Reoffer Issue Yield:	7.00%

Interest Rate:	7.00%, subject to adjustment from time to time in the event of a downgrade or subsequent upgrade of the rating assigned to the Notes or in connection with certain changes in the ratio of Consolidated Total Long-Term Indebtedness to Capitalization (each as defined in the Preliminary Prospectus Supplement dated February 6, 2015)

Yield to Maturity:	7.00%

Use of Proceeds:

The net proceeds from this offering are estimated to be approximately $114,252,500 after deducting the underwriting discounts and commissions and before estimated offering expenses. The net proceeds to the Issuer from this offering, together with a capital contribution expected to be received indirectly from the Guarantor, are expected to be used to fund an aggregate contribution of approximately $265,000,000 for the initial capitalization of the Issuer’s wholly owned insurance subsidiary. The initial capitalization of the Issuer’s insurance subsidiary is expected to occur shortly following the completion of this offering.

In connection with the initial capitalization of TPRUSA and Third Point Re USA, Third Point Re USA intends to enter into a quota share reinsurance agreement with Third Point Re, pursuant to which Third Point Re would assume 75% of premium and losses for Third Point Re USA’s portfolio of reinsurance contracts. Third Point Re USA will also enter into a net worth maintenance agreement with TPRE, pursuant to which TPRE will agree to commit funds sufficient to maintain a minimum level of capital at Third Point Re USA of $250,000,000, and a services agreement with TPRE, pursuant to which TPRE will agree to provide certain general and administrative support services.

Make-Whole Call:	At any time at a discount rate of Treasury Rate plus 50 basis points.

CUSIP / ISIN:	88428L AA0 / US88428LAA08

Other Changes to Preliminary Prospectus Supplement:

Adjustments to Interest—Changes in Ratings

If (w) the rating of the Notes by A.M. Best (or, in the event that any other Rating Agency (as defined in the Preliminary Prospectus Supplement dated February 6, 2015) has assigned a rating to the Notes, such other Rating Agency) is decreased to, or (x) a Rating Agency initiates a rating at, in each case, a rating set forth on Schedule I (each such event, a “Downgrade Event”), the annual interest rate payable on the Notes immediately preceding such Downgrade Event will increase to a new annual interest rate equal to the sum of (y) the annual interest rate payable on the Notes on the original issue date plus (z) the additional interest rate percentage set forth opposite such rating set forth on Schedule I that is in effect immediately following such Downgrade Event.

If any Rating Agency, including A.M. Best, that has assigned a rating to the Notes subsequently increases its rating to any of the threshold ratings set forth on Schedule I (each such event, an “Upgrade Event”), the annual interest rate payable on the Notes immediately preceding such Upgrade Event will decrease to a new annual interest rate equal to the sum of (a) the annual interest rate payable on the Notes on the original issue date plus (b) the additional interest rate percentage set forth opposite such rating set forth on Schedule I that is in effect immediately following such Upgrade Event.

If all Rating Agencies cease to provide a rating on the Notes (a “Ratings Termination Event”), the annual interest rate payable on the Notes immediately preceding such Ratings Termination Event will increase to, or remain at, as the case may be, a new annual interest rate equal to the sum of (a) the annual interest rate payable on the Notes on the original issue date plus (b) 2.00%.

If, following a Ratings Termination Event, any Rating Agency initiates a rating at a rating set forth on Schedule I (a “Rating Initiation Event”), the annual interest rate payable on the Notes immediately preceding such Rating Initiation Event will decrease to, or remain at, as the case may be, a new annual interest rate equal to the sum of (a) the annual interest rate payable on the Notes on the original issue date plus (b) the additional interest rate percentage set forth opposite such rating set forth on Schedule I that is in effect immediately following such Rating Initiation Event.

If, at any time, one or more additional Rating Agencies initiates a rating at a rating set forth on Schedule I, such that there is more than one Rating Agency then rating the Notes following such initiation, the additional interest rate percentage corresponding to each such additional rating then assigned to the Notes, and the amount of each such adjustment to the annual interest rate payable on the Notes pursuant to the Indenture thereafter for so long as more than one Rating Agency is then rating the Notes, will be equal to half the additional interest rate percentage set forth on Schedule I, effective as of the business day following the public announcement of such initiation.

Notwithstanding anything to the contrary in this description, in no event will the total additional interest rate percentage applicable to the annual interest rate payable on the Notes attributable to one or more Downgrade Events exceed 2.00% in the aggregate. For the avoidance of doubt, in no event will the annual interest rate payable on the Notes be reduced to less than the annual interest rate payable on the Notes on the original issue date.

Each adjustment required by the Indenture, whether occasioned by the action of A.M. Best or any other Rating Agency, will be made independently of, but will be cumulative with, any and all other such adjustments. Each adjustment required by the Indenture will take effect as of the first business day following the public announcement of the event that triggers such adjustment. Except in the event of a Ratings Termination Event (as defined above), no adjustments in the annual interest rate payable on the Notes will be made solely as a result of any Rating Agency ceasing to provide a rating of the Notes. For the avoidance of doubt, no annual interest rate increase or decrease attributable to this provision of the Indenture will have any effect on interest that will have accrued on the Notes to and including the date of the event that triggers such adjustment or have any other retroactive effect.

Guarantee—Subsidiary Guarantee:	In the event that Third Point Reinsurance (USA) Ltd. (“Third Point Re USA”) becomes, and for so long as Third Point Re USA remains, a Subsidiary of any Subsidiary of the Guarantor other than the Issuer (each such Subsidiary of the Guarantor, a “Permitted Subsidiary Transferee”), within 30 days of any such transaction, the Guarantor will cause each such Permitted Subsidiary Transferee to execute and deliver to the Trustee a supplemental indenture or other instrument pursuant to which each such Permitted Subsidiary Transferee (each, a “Subsidiary Guarantor”) will fully and unconditionally guarantee all payments on the Notes (each, a “Subsidiary

Guarantee”), subject to automatic release in accordance with the following paragraphs; provided that no Subsidiary of the Guarantor that is a direct or indirect parent company of the Issuer will be required to guarantee the Notes at any time at which and for so long as Third Point Re USA is a Subsidiary of the Issuer.

Notwithstanding the foregoing, any Subsidiary Guarantor will automatically and unconditionally be released from all obligations under its Subsidiary Guarantee, and such Subsidiary Guarantee will thereupon terminate and be discharged and of no further force or effect:

(1) concurrently with any direct or indirect sale or disposition (by merger or otherwise) of such Subsidiary Guarantor or any interest therein,

(2) upon the merger or consolidation of such Subsidiary Guarantor with and into the Guarantor, the Issuer or another Subsidiary Guarantor that is the surviving Person in such merger or consolidation, or upon the liquidation of such Subsidiary Guarantor following the transfer of all of its assets to the Guarantor, the Issuer or another Subsidiary Guarantor,

(3) upon the completion of any transaction, or other occurrence, following which Third Point Re USA is no longer a Subsidiary of such Subsidiary Guarantor,

(4) upon defeasance or covenant defeasance of the Issuer’s and the Guarantor’s obligations, or satisfaction and discharge of the Indenture, or

(5) subject to certain limitations, upon payment in full of the aggregate principal amount of all Notes then outstanding and all other obligations of the Subsidiary Guarantor then due and owing with respect to the Notes.

Upon any occurrence set forth in clause (B) above, the Trustee will, at the Issuer’s expense, execute any documents reasonably requested by the Issuer or the Guarantor in order to evidence such release, discharge and termination in respect of the applicable Subsidiary Guarantee.

The obligations of any Subsidiary Guarantor will be limited to the maximum amount as will, after giving effect to all other contingent and fixed liabilities of such Subsidiary Guarantor, result in the obligations of such Subsidiary Guarantor under the Subsidiary Guarantee not constituting a fraudulent conveyance or fraudulent transfer under applicable law, or being void or unenforceable under any law relating to insolvency of debtors.

For purposes of the Indenture, “Subsidiary” means a corporation, partnership or other entity of which, at the time of determination, more than 50% of the outstanding voting securities is owned or controlled, directly or indirectly, by any person, or by one or more other Subsidiaries of such person, or by such person and one or more other Subsidiaries of such person. For the purposes of this definition, “voting securities” has the meaning ascribed to such term in the Trust Indenture Act of 1939, as amended.

Cross-default:

The following will be an additional Event of Default with respect to the Notes under the Indenture:

“failure of any Subsidiary Guarantor to pay the principal on any mortgage, agreement or other instrument under which there is issued or by which there is secured or evidenced any Long-Term Indebtedness (as defined in the Preliminary Prospectus Supplement dated February 6, 2015) (other than a default under the Indenture, any indebtedness owed to the Guarantor or a Subsidiary of the Guarantor, or any non-recourse indebtedness) within any applicable grace period after final maturity or the acceleration of any such indebtedness by the holders thereof because of a default, if the total amount of such Long-Term Indebtedness so unpaid or accelerated exceeds $50.0 million or its foreign currency equivalent; provided that no default or event of default shall be deemed to occur with respect to any such indebtedness that is paid or otherwise acquired or retired (or for which such failure to pay or acceleration is waived or rescinded) within 30 days after receipt of written notice from the Trustee or from the holders of at least 25% in aggregate principal amount of the outstanding Notes affected thereby;”

Capitalized terms used herein without definition shall have the meanings set forth in the accompanying Preliminary Prospectus Supplement and Prospectus.

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The Issuer and the Guarantor have filed a registration statement (including a prospectus and related preliminary prospectus supplement) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and prospectus supplement in that registration statement and other documents the Issuer and the Guarantor have filed with the SEC for more complete information about the Issuer, the Guarantor and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the Issuer, the Guarantor, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Credit Suisse Securities (USA) LLC at (800) 221-1037 or Deutsche Bank Securities Inc. at (800) 503-4611.

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

Schedule I

Ratings

A.M. Best Rating	Fitch Rating	Moody’s Rating	S&P Rating	Additional Interest Rate Percentage
bbb- or higher	BBB- or higher	Baa3 or higher	BBB- or higher	0.00%
bb+	BB+	Ba1	BB+	0.50%
bb	BB	Ba2	BB	1.00%
bb-	BB-	Ba3	BB-	1.50%
b+ or lower	B+ or lower	B1 or lower	B+ or lower	2.00%